Exhibit 99

Magna International Inc.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  (905) 726-2462
Fax:  (905) 726-4164

Magna Announces that Russian Machines' participation in arrangements with the Stronach Trust has terminated

    AURORA, ON, Oct. 3, 2008 - Magna International Inc. (TSX: MG.A, NYSE:
MGA) announced that it has been advised that the lender to a wholly-owned subsidiary of OJSC Russian Machines ("Russian Machines") has realized against the 20 million Magna Class A Subordinate Voting Shares pledged as security for the financing obtained by Russian Machines for its September 20, 2007 investment in Magna. Accordingly, Russian Machines' participation in the arrangements entered into with the Stronach Trust in connection with this investment has terminated.

    <<
    As a result of the termination of these arrangements, among other things:

    - up to 20 million Magna Class A Subordinate Voting Shares will be disposed of at the direction of Russian Machines' lender;

    - Russian Machines will cease to be an indirect shareholder of M Unicar Inc., the holding company formed to hold the Magna shares of the Stronach Trust, Russian Machines and certain members of Magna's management;

    - M Unicar Inc. will continue to be indirectly controlled by the Stronach Trust, and following the sale of the 20 million Magna
        Class A Subordinate Voting Shares, will continue to own all of the outstanding 726,829 Magna Class B Shares, as well as 605,000 Magna Class A Subordinate Voting Shares, representing approximately 66% of all votes attributable to both classes of shares; and

    - Russian Machines will cease to be an indirect shareholder in the European company through which Frank Stronach provides consulting services in relation to Magna's business outside Canada and Austria.
    >>

    "Our strategic alliance with Russian Machines has assisted us in accelerating our growth in the Russian market," said Siegfried Wolf, Magna's Co-Chief Executive Officer. "We have a good working relationship with Oleg Deripaska and the Basic Element group, including Russian Machines and its controlled subsidiary, GAZ Group, Russia's second largest automotive company. We believe that the Russian market still holds significant opportunities for us and intend to continue to pursue joint opportunities with Russian Machines and GAZ, as well as other opportunities to advance our position in Russia."

    We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.

    We have approximately 82,000 employees in 241 manufacturing operations and 62 product development and engineering centres in 23 countries.

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    FORWARD-LOOKING STATEMENTS
    --------------------------
    >>

    This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation, to the impact of: shifting OEM market shares; declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal by our customers of any material contracts; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries, including Russia; the risk that the growth prospects expected to be realized in Russia and other markets may not be fully realized, may take longer to realize than expected or may not be realized at all; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.



For further information: about this press release, please contact Vince Galifi, Executive Vice President and Chief Financial Officer of Magna at (905) 726-7103